INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNT ING FIRM

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F-3

FINANCIAL STATEMENTS

Consolidated Balance Sheets

F-4

Consolidated Statements of Operations

F-5

Consolidated Statements of Stockholders’ Equity

F-6

Consolidated Statements of Cash Flows

F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-8 – F23

Report of Independent   Registered Public Account ing Firm

To the Board of Directors and Stockholders of

AZCO Mining Inc. and Subsidiary

We have audited the consolidated balance sheet of AZCO Mining Inc. and Subsidiary as of June 30, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) .. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AZCO Mining Inc. and Subsidiary as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations which raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Semple & Cooper, LLP

Phoenix, Arizona

March 6, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Azco Mining Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Azco Mining Inc. and its subsidiary at June 30, 2002, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations which raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Phoenix, Arizona

September 3, 2002

Additional Comments for Canadian Readers

Canadian reporting standards do not consider it appropriate to refer to going concern issues where the matter is adequately disclosed in the notes to financial statements, such as described in Note B to these consolidated financial statements.  This report has been prepared in accordance with reporting standards in the United States of America which requires a reference in the Report of Independent Registered Public Accounting Firm, when there is substantial doubt as to an entity’s ability to continue as a going concern.

PricewaterhouseCoopers LLP

Phoenix, Arizona

September 3, 2002

AZCO MINING, INC.

CONSOLIDATED BALANCE SHEETS

Years Ended June 30,

2003	2002

ASSETS

Current Assets
Cash and cash equivalents	$ 707	$ 884,647
Prepaids and other	199,420	179,225
Inventory	1,077,547	1,095,780
	1,277,674	2,159,652
Capital Assets
Mineral properties, plant and equipment, net	6,884,402	10,352,872
Other capital assets, net	208,671	288,148
	7,093,073	10,641,020
Other Assets
Restricted cash	181,092	190,400

Total assets	$ 8,551,839	$ 12,991,072

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$ 1,219,937	$ 540,768
Line of credit	73,145	-
Notes payable, current portion	1,114,853	443,672
Accrued settlement obligation	330,000	586,000
	2,737,935	1,570,440

Long Term Liabilities
Financing lease liability	2,152,854	1,975,650
Notes payable to related party	-	615,068
Accrued settlement obligation, net of current portion	-	444,900
Other liabilities	92,020	275,127
Total liabilities	4,982,809	4,881,185

Stockholders’ Equity
Common stock, $.002 par value, 100,000,000 shares authorized;
37,992,122 and 31,152,121 shares issued and outstanding as of June 30, 2003 and 2002, respectively	75,844	62,304
Additional paid in capital	32,978,633	30,951,523
Accumulated deficit	(29,485,447)	(22,903,940)
	3,569,030	8,109,887

Total liabilities and stockholders’ equity	$ 8,551,839	$ 12,991,072

See accompanying notes to the financial statements

AZCO MINING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30,

	2003	2002	2001

Sales	$ 55,469	$ 64,880	$ 17,600

Operating Costs and Expenses
Production costs	1,033,015	1,371,807	1,476,512
General and administrative	914,015	1,149,508	588,632
Salaries	360,557	341,608	430,111
Exploration	38,849	187,618	438,539
Depreciation and amortization	104,486	144,379	93,860
Severance agreement	(257,743)	1,030,900	-
Financing expenses	463,476	315,591	72,139
Reclamation	-	330	371
Loss on investments	-	-	3,894
Impairment of long-lived assets	3,291,773	-	-
Capital asset write-downs	-	-	349,744
Acquisition of asset retirement obligation	5,000	-	-
	5,953,428	4,541,741	3,453,802

Net Loss From Operations	(5,897,959)	(4,476,861)	(3,453,802)

Other Income (Expenses)
Gain on sale of mineral properties and equipment	315,000	-	-
Interest income	3,211	12,945	124,626
Other income	-	-	980
Interest expense	(952,854)	(781,723)	(54,780)
	(634,643)	(768,778)	70,826

Loss before income taxes and cumulative effect of accounting change	(6,532,602)	(5,245,639)	(3,365,376)

Cumulative effect of accounting change, net taxes of $0	(13,902)	-	-

Income tax benefit	-	988,053	-

Net Loss	$ (6,546,504)	$ (4,247,586)	$ (3,365,376)

Basic and diluted loss per common share	$ (0.19)	$ (0.14)	$ (0.11)

Weighted average number of common shares outstanding	35,146,469	30,297,261	29,964,636

See accompanying notes to the financial statements

AZCO MINING, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Years Ended June 30, 2003, 2002 and 2001

	Common Number of Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, June 30, 2000	29,887,121	$ 59,774	$28,537,487	$(15,290,978)	$13,306,283

Stock options exercised	163,500	327	96,564	-	96,891
Warrants	-	-	119,605	-	119,605
Net loss for year ended June 30, 2001	-	-	-	(3,365,376)	(3,365,376)

Balance, June 30, 2001	30,050,621	60,101	28,753,656	(18,656,354)	10,157,403

Stock options exercised	61,500	123	27,269	-	27,392
Warrants	-	-	1,654,928	-	1,654,928
Warrants exercised	250,000	500	99,500	-	100,000
Services	415,000	830	266,920	-	267,750
Cash	375,000	750	149,250	-	150,000
Net loss for the year ended June 30, 2002	-	-	-	(4,247,586)	(4,247,586)

Balance, June 30, 2002	31,152,121	62,304	30,951,523	(22,903,940)	8,109,887

Stock options exercised	30,000	60	20,340	-	20,400
Settlement agreement	300,000	600	305,400	-	306,000
Services	687,525	1,375	688,825	-	690,200
Cash	5,752,476	11,505	813,999	-	825,504
Beneficial debt conversion	-	-	163,543	-	163,543
Dividends	-	-	35,003	(35,003)	-
Net loss for year ended June 30, 2003	-	-	-	(6,546,504)	(6,546,504)

Balance, June 30, 2003	37,922,122	$ 75,844	$32,978,633	$(29,485,447)	$ 3,569,030

See accompanying notes to the financial statements

AZCO MINING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30,

	2003	2002	2001

Cash Flows from Operating Activities
Net loss	$ (6,546,504)	$ (4,247,586)	$ (3,365,376)
Adjustments to reconcile change in loss from operations to
net cash provided by (used in) operating activities:
Depreciation and amortization	85,305	144,379	93,860
Stock option compensation and other non-cash expenses	611,959	611,243	-
Amortization of debt discount	345,854	457,745	-
Amortization of warrant value	-	-	34,885
Impairment loss	3,291,773	-	353,638
Cumulative effect of accounting change	13,902	-	-
Gain on sale of furniture and equipment	-	-	(980)
Severance agreement	(257,743)	1,030,900	-
Net change in operating assets and liabilities
Prepaids and other	(34,097)	(112,036)	49,388
Inventory	18,233	(34,333)	(60,669)
Accounts payable and accrued liabilities	628,758	(477,151)	232,981

Cash Flows Used in Operations	(1,842,560)	(2,626,839)	(2,662,273)

Cash Flows from Investing Activities
Sale of Minera Cortez Resources Ltd. Shares	-	-	46,694
Proceeds from sale of properties and equipment	315,000	-	980
Restricted cash	9,308	-	-
Purchase of mineral properties, plant and equipment	(153,738)	(239,810)	(2,558,537)

Net Cash Provided by (Used in) Investing Activities	170,570	(239,810)	(2,510,863)

Cash Flows from Financing Activities
Proceeds from line of credit	926,855	-	-
Proceeds from issuance of financing lease	-	3,000,000	-
Proceeds from issuance of notes payable	-	811,000	800,000
Payments on notes payable	(100,000)	(211,000)	-
Exercise of stock options	30,000	27,392	96,891
Payments on capital lease obligations	(68,805)	(66,016)	(8,721)
Issuance of common stock	-	150,000	-

Net Cash Provided by Financing Activities	788,050	3,711,376	888,170

Net Increase (Decrease) in Cash and Cash Equivalents	(883,940)	844,727	(4,284,966)

Beginning Cash and Cash Equivalents	884,647	39,920	4,324,886

Ending Cash and Cash Equivalents	$ 707	$ 884,647	$ 39,920

See accompanying notes to the financial statements

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES

Azco Mining Inc. (the Company) is a mining company incorporated in Delaware.  Its general business strategy is to acquire, explore and develop mineral properties.  The Company’s principal asset is the 100% owned Black Canyon Mica Project (the Mica Project) in Arizona.

In April 2003, the Company sold its remaining 30% share of Cobre del Mayo S.A. de D.V. (Cobre del Mayo), the Mexican corporation which holds the Piedra Verdes Project, to Frontera Cobre Del Mayo S.A. de D.V. (Frontera), for consideration of $250,000 and possible future deferred payments and royalties of up to $4.75 million.  Rights to these contingent payments were subsequently given to former directors as a part of a settlement agreement. Frontera, after the purchase of Azco’s shares in Cobre del Mayo, owns 100% of the shares in Cobre Del Mayo, having purchased Phelps Dodge Corporation’s 70% interest in March 2002.

In November 2002, the Company ceased crushing and concentration activities at its Mica Project due to economic constraints.  Limited production, marketing and sales activities have continued at its Glendale mica processing facility using inventoried mica, while the Company seeks financing for the project.

Principles of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Azco Mica, Inc., a Delaware corporation.  All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Inventory

Inventory is stated at the lower of cost or net realizable value.  Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition.  Net realizable value is the estimated price at which inventory can be sold in the normal course of business after allowing for the cost of completion and sale.

At June 30, 2003 and 2002, the Company’s inventory was reduced to estimated net realizable values.  Results of operations for the years ended June 30, 2003 and 2002 included a corresponding charge of $996,223 and $1,340,207, respectively, which represents the excess of cost over net realizable value at June 30, 2003 and 2002.

Capital Assets

Land, buildings, plant, equipment and vehicles are carried at cost.  Replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred.  Major renewals and improvements are capitalized.  Upon retirement, sale or other disposition, the cost and accumulated depreciation are eliminated and the gain or loss is included in other income or expense on the statement of operations.

The Company expenses prospecting and exploration costs as incurred, but capitalizes costs directly attributable to the acquisition of mineral properties, pending determination as to their commercial feasibility.  Mine development costs that are expected to benefit future production are capitalized and amortized on the units-of-production method over proven reserves.

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES (continued)

Capital Assets (continued)

Mineral properties (including capitalized development costs), plant and equipment are amortized on the units-of-production basis using proven and probable reserves.  Office buildings, furniture, equipment, and vehicles are depreciated over their estimated useful lives (3 –15 years) using the straight-line method.

The Company evaluates its long-term assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable.  The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life to measure whether the assets are recoverable and measure any impairment by reference to fair value.  Fair value is generally estimated using the Company’s expectation of discounted net cash flows.

During the year ended June 30, 2003, management determined that an impairment charge was necessary to reduce the carrying value of the Company’s long lived assets to the amount that could be recovered from future operations ..  The amount of the impairment charge was based upon a formal indication of willingness to acquire the Company’s mining assets received from a third-party investor during the third quarter and represented management’s best estimate of the fair value of these assets.  During the year ended June 30, 2003, an impairment charge of $3,291,773 has reduced the carrying amount of mineral properties, plant and equipment.

Recoverability of the investment in the Mica Project is assessed using estimates of proven and probable ore reserves, estimated prices (considering historical and current prices, price trends, and related factors), operating capital, and reclamation costs.  Where capitalized costs are not recoverable, reductions in the carrying value would be recorded to the extent the remaining investment exceeds the estimate of fair value.  Changes in the geological and engineering interpretations of ore bodies, product prices and operating costs may change the Company’s estimate of proven and probable reserves.

It is reasonably possible that the Company’s estimates of proven and probable reserves may change in the future, resulting in additional charges for depreciation, amortization, reclamation and impairments in future reporting periods.

Reclamation Costs

On July 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143).  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  Specifically, the Statement requires that retirement obligations be recognized when they are incurred and displayed as liabilities with the initial measurement being at the present value of estimated third party costs.  In addition, the asset retirement cost is capitalized as part of the assets’ carrying value and subsequently allocated to expense over the assets useful life.

The asset retirement obligations associated with the Mica Project consist of reclamation of disturbed property as well as the disposal and dismantling of related property and equipment.  The Company previously accounted for these costs through periodic charges to earnings using the units-of-production method.  The change in accounting resulted in a decrease to long-lived assets of $161,746, a decrease to long-term liabilities of $147,844 and a cumulative effect charge to earnings of $13,902 during the fiscal year ended June 30, 2003.  T he change in accounting had no impact on the Company’s loss per share in fiscal 2003 .

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES (continued)

Reclamation Costs (continued)

The Company’s asset retirement obligation through June 30, 2003 is as follows.

Reclamation reserve, June 30, 2002	$ 190,400
Effect of adoption of SFAS No. 143	(145,091)
Initial liability recognition, July 1, 2002	45,309
Accretion for the year ended June 30, 2003	5,000

Balance at June 30, 2003	$ 50,309

Revenue Recognition

The Company recognizes the sale of product when an agreement of sale exists, product delivery has occurred, title has transferred to the customer and collection is reasonably assured.  The price received is based upon terms of the contract.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard No. 109, “Accounting for Income Taxes” (SFAS 109).  SFAS 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Stock-Based Compensation

The Company has elected to account for stock-based compensation using the intrinsic value method.  Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.  The Company has adopted the disclosure-only provision s of Financial Accounting Standard No. 123, “Accounting for Stock Based Compensation”.

The following table shows the pro forma effect of stock-based compensation on the Company’s financial statements at June 30, 2003, 2002 and 2001:

	2003	2002	2001

Net loss, as reported	$ (6,546,504)	$ (4,247,586)	$ (3,365,376)
Deduct: Total stock based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	-	(77,133)	(116,012)

Pro forma net loss	$ (6,546,504)	$ (4,324,719)	$ (3,481,388)

Basic and diluted loss per common share
As reported	$ (0.19)	$ (0.14)	$ (0.11)
Pro forma	$ (0.19)	$ (0.14)	$ (0.12)

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES (continued)

Pro forma information regarding net income and earnings per share is required by SFAS No.123, and has been determined as if the Company had accounted for its stock option plan under the fair value based method prescribed by SFAS No. 123.  The fair value of options was estimated at the date of grant using a Black-Scholes options valuation model with the following weighted-average assumptions for fiscal years 2003, 2002 and 2001:  risk-free interest rates of 1.53% to 3.58%, respectively, no dividend, volatility factor of the expected market price of the Company’s common stock of 100% and 90%, respectively, and approximate expected lives of 1 to 3 years.

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options that have no vesting or trading restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective assumptions can materially affect the fair value estimate.

For the purposes of pro forma disclosure, the weighted-average fair value of the options of $77,133 for fiscal year 2002 (2001 - $116,012) is expensed when the options are granted as the Company’s stock options are fully vested when granted.  No options were granted in fiscal year 2003.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates under different assumptions or conditions.

Significant estimates are used when accounting for the Company’s carrying value of inventory, mineral properties and fixed assets, depreciation, accruals, taxes and contingencies, which are discussed in the respective notes to the financial statements.

Reclassifications

Certain balances as of June 30, 2002 have been reclassified in the accompanying financial statements to conform to the current year presentation.  These classifications had no effect on previously reported net income or stockholders’ equity.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximated their related fair values as of June 30, 2003 and 2002 due to the relatively short term nature of these instruments.

The fair values of the Company’s notes payable are indeterminable as they were entered into with parties in less than arms length transactions.

The carrying value of the Company’s financing lease approximates the fair value.  Fair value was determined based on the present value of future cash flows.

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES (continued)

Restricted Cash

As part of the reclamation deposit required for the Black Canyon mica property, the Company had restricted cash of $181,092 and $190,400 at June 30, 2003 and 2002, respectively, comprised of the following:

$50,000 held on deposit on behalf of the Arizona State Treasurer in a one-year automatically renewable short-term investment; and

$131,092 and $140,400 at June 30, 2003 and 2002, respectively, held as collateral against an irrevocable letter of credit of the same amount provided to the U.S. Bureau of Land Management, which expires on October 25, 2004.

Both of the amounts will be held until all terms and conditions of the reclamation agreement have been fulfilled or a satisfactory replacement bond has been accepted.

NOTE B – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue to operate as a going concern.  The Company requires additional funds to continue operations, including production and marketing of mica and sand products, exploration commitments on mineral properties, general and administrative expenses and to meet other obligations as they become due.  The Company has hired a new President with extensive experience in the mining industry and administration of public companies.  The Company is currently making efforts to raise interim financing and renegotiate terms with secured creditors for the purpose of making long-term capitalization more attractive.  The Company has also retained an investor relations firm to assist in seeking additional financing and possible joint venture agreements.   T here is no assurance these efforts will be successful or available on terms acceptable to the Company.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments to assets and liabilities that would be necessary, and which could be significant, should the Company be unable to continue as a going concern.

NOTE C - INVENTORY

Inventory consisted of the following at June 30, 2003 and 2002.

	2003	2002

Broken ore	$ 634,351	$ 725,202
Work-in-progress	353,196	277,378
Finished goods	90,000	93,200

	$ 1,077,547	$ 1,095,780

NOTE D - INVESTMENTS

Under the terms of a Stock Purchase Agreement (“the Agreement”) dated April 10, 2003, the Company sold all of the issued and outstanding shares of stock of Cobre del Mayo S.A. de D.V., a Mexican corporation (“Cobre del Mayo”) to Frontera Cobre del Mayo, Inc. a Delaware corporation (“Frontera”).  Azco received $200,000 upon closing and $50,000 three months after closing.  In addition, the Company was to receive an initial deferred payment of $250,000, upon the date of construction commencement of the Piedras Verdes copper project, if the COMEX price of copper is less than $1.00 per pound or $500,000 if the COMEX price is greater than $1.00 per pound.  Upon the date of

AZCO MINING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – INVESTMENTS (continued)

commercial production, the Company was to receive an additional payment of $500,000, if the COMEX price is less than $1.00 per pound or $1,000,000 if the COMEX price is greater than $1.00 per pound.  Frontera also agreed to pay Azco a royalty of $0.02 per pound of copper produced and sold from Piedras Verdes during any calendar quarter the average COMEX price is equal to or greater than $1.20 per pound, until such time as the initial deferred payment, the subsequent deferred payment and the royalty aggregate in total $4,750,000.

Under the terms of a June 14, 2003 settlement agreement with Mr. Alan Lindsay and Mr. Anthony Harvey, former officers and directors of the Company, all future deferred payments and royalties under the Agreement were assigned to the former d irectors (See Note L ).

On June 18, 1998, the Company entered into an agreement with Mineral Cortez Resources Ltd. (Cortez), a public company which trades on the Canadian Venture Stock Exchange, whereby the Company was granted a right of first refusal for a period of five years to acquire all or any of the property interest that Cortez decides to either joint venture, option, or dispose of.  In consideration, the Company subscribed for 200,000 common shares of Cortez at Cdn. $0.25per share.  The Company was also granted a right of first refusal for the same period to provide up to 100% of any private or public equity or debt financing that Cortez proposes to obtain, on similar terms, as any third party is willing to provide.  In fiscal 1999, the Company purchased an additional 100,000 shares at Cdn. $0.25 per share, bringing the carrying value of the shares to $50,588.

During June 2001, the Company sold its 300,000 share interest in Cortez for Cdn. $0.25 per share.  The sale resulted in a $3,894 loss primarily from movement in the foreign currency exchange.

NOTE E – MINERAL PROPERTIES, PLANT AND EQUIPMENT

The following table shows the carrying value of mineral properties, plant and equipment at June 30, 2003 and 2002.  The decrease in value in 2003 is due to an impairment charge taken in the third quarter (S ee NOTE A , Capital Assests).

	2003	2002

Mineral properties	$ 1,528,724	$ 2,219,996
Mining and processing plant and equipment	4,818,438	7,122,679
Development costs	647,444	1,104,966
Accumulated amortization	(110,204)	(94,769)

	$ 6,884,402	$ 10,352,872

AZCO MINING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – OTHER CAPITAL ASSETS

Other capital assets consist of the following at June 30, 2003 and 2002.

	2003
	Cost	Accumulated Depreciation	Net

Office buildings	$ 152,997	$ 38,191	$ 114,806
Furniture and equipment	381,383	287,518	93,865
Vehicles	81,146	81,146	-

	$ 615,526	$ 406,855	$ 208,671

	2002
	Cost	Accumulated Depreciation	Net

Office buildings	$ 152,997	$ 28,003	$ 124,994
Furniture and equipment	381,383	220,821	160,562
Vehicles	81,146	78,554	2,592

	$ 615,526	$ 327,378	$ 288,148

NOTE G – FINANCING LEASE LIABILITY

In January 2002, the Company completed a financing lease transaction resulting in net proceeds of $2,842,500. Under the terms of the transaction, the Company sold a 40 percent ownership interest in the Company’s mica processing facility located in Glendale, Arizona.  Subsequently, the Company leased the property back for an initial period of 10 years, with an option to repurchase the 40 percent ownership for 120 percent of the original sales price after the second year.  The repurchase price of the property increases by 10 percent of the original sales price each year the option remains unexercised up to a maximum of 150 percent of the original sales price.  Payments for the first 6 months under the financing agreement were $30,000, for the second 6 months they increased to $37,500, and thereafter they are $45,000 per month.  The Company is in default under the terms of the financing lease transaction and is in discussions to resolve the issue.  The Company continues to classify this asset as long term as should negotiations fail to mature the lessor’s remedies pertain to a security interest in most of the Company’s property, plant and equipment.

In connection with this transaction, the Company issued a warrant to purchase 2,550,000 share of the Company’s common stock at $.50 per share.  This warrant vested in January 2002 and is exercisable through January 16, 2007.  The fair value of the warrant of $1,093,808 was determined by the Company using the Black-Scholes valuation model and has been reflected as additional paid-in capital and a discount to the related note.

AZCO MINING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – FINANCING LEASE LIABILITY – (continued)

At June 30, 2003, the future minimum payments due on the financing lease liability consisted of the following.

Years ending June 30,	Amount

2003 (accrued)	$ 270,000
2004	540,000
2005	540,000
2006	540,000
2007	540,000
2008	540,000
Subsequent	1,665,000
4,635,000
Less: unamoritzed discount	(2,482,146)

$ 2,152,854

NOTE H – NOTES PAYABLE

From December 2001 through January 17, 2002, the Company’s past Chief Executive Officer provided unsecured short-term financing in the amount of $243,500.  These funds were provided at a rate of 6.5%, until alternate financing could be secured.  These notes and all associated interest and fees were paid in full, subsequent to the closing of the financing lease agreement in January 2002 whereby the Company secured alternate financing.

In December 2001, the Company received a one-year $100,000 loan, bearing interest at 12% per annum from a shareholder.  In connection with this loan, the Company issued a warrant to purchase 125,000 shares of common stock at $0.40 per share.  The relative fair value of the warrant at the time of issuance was $29,895 and was reflected in additional paid-in capital and a discount to the related note.  In December 2002, the terms of the loan and the warrants were extended an additional year through December 2003.  The Company’s policy is to account for the increase in the value of the warrant (resulting from an extension of the exercise date) as a dividend to the shareholder.  Accordingly, an additional $7,188 has been reflected as an increase to accumulated deficit and additional paid-in-capital.

In October 2001, the Company received a one-year $100,000 loan, bearing interest at 12% per annum from the same shareholder.  In connection with this loan, the Company issued a warrant to purchase 125,000 shares of the Company’s common stock at $0.40 per share.  The relative fair value of the warrant at the time of issuance was $33,841 and was reflected as additional paid-in capital and a discount to the related note.  In October 2002, the loan and the warrants were extended an additional year through October 2003.  The Company’s policy is to account for the increase in the value of the warrant (resulting from an extension of the exercise date) as a dividend to a shareholder.  Accordingly, an additional $11,617 has been reflected as an increase to accumulated deficit and additional paid-in-capital.

In September 2001, the Company received a one-year $200,000 loan, bearing interest at 12% per annum, from the same shareholder.  In connection with this loan, the Company issued a warrant to purchase 250,000 shares of common stock at $0.40 per share.  The relative fair value of the warrant at the time of issuance was $75,415 and was reflected as additional paid-in capital and a discount to the related note.  In September 2002 the terms of the loan and the warrants were extended an additional year through September 2003.  The company’s policy is to account for the increase in value of the warrant (resulting from an extension of the exercise date) as a dividend to the shareholder.  Accordingly, an additional $16,198 has been reflected as an increase to accumulated deficit and additional paid-in-capital.

AZCO MINING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – NOTES PAYABLE (continued)

In August 2001 the Company received a one-year $200,000 loan, bearing interest at 12% per annum, from a shareholder.  In connection with this loan, the Company issued a warrant to purchase 250,000 share of the Company’s common stock at $.40 per share.  The relative fair value of the warrant at the time of issuance was $75,402 and was reflected as additional paid-in capital and a discount to the related note.  This warrant was exercised in January 2002.  In lieu of payment for the exercise price, the outstanding note payable was reduced by $100,000.

In March 2001, the Company received an unsecured loan of $800,000 from its past Chief Executive Officer.  The note bore an interest rate equal to the prime rate plus one percentage point and was due on March 14, 2002.  In connection with this loan, the Company issued a warrant to purchase 300,000 shares of its common stock at $.70 per share. The relative fair value of the warrant at the time of issuance was $119,605.  In October 2001, the Company restructured this note payable.  The note was extended an additional year to March 15, 2003 in consideration for 700,000 warrants to purchase the Company’s stock at an exercise price of $.40.  The warrants vested in December 2001 and expired on October 12, 2003.  The relative fair value of the warrant at the time of issuance was $330,273 and was recorded as additional paid-in capital and a discount to the related note.  In addition, effective October 1, 2001, the interest rate payable on the note was adjusted from prime plus one percent to 12% annually.  In June 2002, the note was again extended through March 2004 in return for a security interest in all of Azco’s accounts receivable, inventory, equipment and real property.

In December 2002, the Company issued a $250,000 note to Cornell Capital Partners LP ("Cornell") in conjunction with the Equity Line of Credit.  A 5% discount was deducted resulting in net proceeds to the Company of $237,500.  The note was paid off before the due date of February 2003 by issuing 1,400,000 shares in the second quarter and an additional 222,586 shares during the third quarter.

In January 2003 , the Company received an additional $226,983 from the sale of a $250,000 note to Cornell in conjunction with the Equity Line of Credit.  Legal fees of $10,517 and a 5% discount of $12,500 were deducted from the proceeds.  The note accrues interest at 24% per year and was due March 17, 2003.  The Company repaid $176,855 of the note in the third quarter through the issue of 1,348,140 shares of its common stock and a balance of $73,145 is currently outstanding.  The Company is currently negotiating financing arrangements with Cornell to address this outstanding balance.

In October 2002, the Company issued a $500,000 convertible debenture to Cornell.  The entire amount of the note was converted into 2,781,750 shares of the Company’s stock during the second and third fiscal quarters based upon the contractual conversion price of the average of the three lowest closing prices of the Company’s common stock for the five trading days immediately preceding the respective conversion date.  The Company’s results of operations for fiscal 2003 reflect expenses of $163,543 for the excess of the market price over the conversion price (beneficial conversion) and $5,871 for the recognition and subsequent mark to market adjustments for the conversion option as a derivative in accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

The notes payable, financing lease liability and related warrants have been reflected in the accompanying balance sheet at their relative fair values.  The discount associated with the note payable and the financing lease is being amortized over the term of the respective instrument using the effective interest method.

AZCO MINING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – NOTES PAYABLE (continued)

Notes payable at June 30, 2003 and 2002 consisted of the following:

	2003	2002

12.0% note payable to a shareholder, net of discounts of $0.00 and $14,244. Principal and accrued interest due August 2002. The note is unsecured.	$ -	$ 85,756

Various 12.0% notes due to a shareholder, net of discounts of $0.00 and $42,084. Principal and accrued interest due from September 2003 to December 2003. The various notes are unsecured.	400,000	357,916

12.0% note to an officer of the Company, net of discount of $85,147 and $184,932. Principal and accrued interest due March 2004. Note is secured by the Company’s accounts receivable, inventory, equipment and real property.	714,853	615,068
	1,114,853	1,058,740
Less: current portion	(1,114,853)	(443,672)

	$ -	$ 615,068

NOTE I – CAPITAL LEASES

The Company leases equipment under capital leases expiring in various years through fiscal year 2006.  The assets and liabilities under a capital lease are initially recorded at the lower of the present value of the minimum lease payments or the fair value of the asset.  Each asset is depreciated over the lower of its expected useful life or the lease term.

Minimum future lease payments under capital leases as of June 30, 2003 are as follows.

Years Ending June 30,	Amount

2004	$ 57,492
2005	29,528
2006	16,452
Total minimum payments	103,472
Less: amount representing interest	(9,607)
Present value of net minimum lease payment	93,865
Less: current portion	(52,154)

$ 41,711

AZCO MINING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE I – CAPITAL LEASES,  (continued)

The Company has reflected the current portion of the liability within “Accounts payable and accrued liabilities” and the long-term portion within “Other liabilities” on its Consolidated Balance Sheets.

NOTE J – STOCKHOLDERS’ EQUITY

In November 2002, the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission in regard to the Equity Line of Credit, became effective.  Under the agreement, the Company became eligible to, at its discretion, periodically issue and sell shares of common stock for up to a total purchase price of $5 million through November 12, 2004.  For each share of common stock purchased under the Equity Line of Credit, the lender will pay 92.5% of the lowest closing bid price of our common stock on the American Stock Exchange for the five trading days immediately following the notice date.  The amount of each advance is subject to a maximum of $500,000 per advance, with a minimum of five trading days between advances.  In addition, Cornell will retain 5% of each advance under the Equity Line of Credit.  Cornell and Westrock Advisors, Inc. received 237,624 and 9,901 shares of common stock, respectively, as a one-time commitment fee, which was equal to $250,000 based on a closing bid of $1.01 on June 19, 2002.  The Company has issued the maximum 6,000,000 shares allowed under the terms of the registration statement filed with the SEC in conjunction with the Cornell financing.

On December 18, 2002, the Company issued 10,000 shares for legal services rendered in conjunction with an August 2002 filing on Form S-8 in connection with the settlement agreement discussed in Note L ..  The value of the shares issued was $10,200 recorded as general and administrative expense in fiscal year 2003.

In July 2002 , as part of a settlement agreement with past officers, the Company agreed to provide the officers with 300,000 shares of its unrestricted common stock, valued at $1.02 per share (See Note L ).

In June 2002, the Company entered into an agreement with an external party whereby the Company will receive certain investor relations services.  The Company agreed to issue 430,000 share s of its common stock in fiscal 2003 as consideration for a retainer.  The shares were valued at $1.00 each.  The Company recognized expenses of $363,000 and $67,000 respectively for the portion of services obtained during fiscal year s 2003 and 2002.

In June 2002, the Company entered into an agreement with an external party whereby the Company will receive certain investor relation services.  The Company issued a warrant for the purchase of 50,000 shares of its common stock at an exercise price of $2.50 as consideration for a retainer.  The warrant was valued at $16,204 using the Black Scholes valuation model.

In April 2002, the Company issued 375,000 shares of its common stock to an existing shareholder at a price of $.40 per share.

In April 2002, the Company entered into an agreement with an external party whereby the Company would receive certain investor relation’s services valued at $253,500.  As consideration for the services rendered, the Company issued 390,000 shares of its common stock.

In November 2001, the Company entered into an agreement with an external party whereby the Company would receive certain legal services valued at $14,250.  The Company issued 25,000 shares of its common stock as consideration for services obtained.

The Company has a stock option plan (the Plan) dated July 24, 1989, as amended, for the granting of options to purchase its common stock.  The board of directors may grant options to key personnel and others as it deems appropriate, provided the number of options does not exceed 5,950,424.  There are no vesting requirements under the Plan.  The options are exercisable over a maximum term of five years.

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCKHOLDERS’ EQUITY, (continued)

Stock option and warrant activity for the years ended June 30, 2003 2002 and 2001 are shown in the following table.   For the purposes of the table, c ertain of the options denominated in Canadian dollars have been converted in to United States dollars using current exchange rates.  Movement in the exchange rates caused US dollar option prices to increase in fiscal 2003.

	Stock Options		Stock Warrants
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at June 30, 2000	3,549,500	$ 1.28	-	$ -
Granted	250,000	1.15	300,000	0.70
Canceled	(360,000)	1.22	-	-
Expired	(460,500)	1.18	-	-
Exercised	(163,500)	0.91	-	-

Outstanding at June 30, 2001	2,815,500	1.13	300,000	0.70
Granted	190,000	0.67	4,050,000	0.49
Canceled	(80,000)	1.05	-	-
Expired	(600,000)	1.02	-	-
Exercised	(61,500)	0.46	(250,000)	0.40

Outstanding at June 30, 2002	2,264,000	0.67	4,100,000	0.51
Granted	-	-	-	-
Canceled	(1,000,000)	0.70	-	-
Expired	(84,000)	1.20	(350,000)	0.40
Exercised	(30,000)	0.77	-	-

Outstanding at June 30, 2003	1,150,000	$ 0.71	3,750,000	$ 0.53

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCKHOLDERS’ EQUITY, (continued)

Stock options and warrants outstanding and exercisable at June 30, 2003 include the following:

	Outstanding and Exercisable Options			Outstanding and Exercisable Warrants
Exercise Price Range	Number	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercise Price Range	Number	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price

$ 0.77	430,000	0.86	$ 0.77	$ 0.70	700,000	2.71	$ 0.70
0.49 – 0.77	360,000	0.17	0.73	0.40	250,000	0.18	0.40
0.59	30,000	0.04	0.59	0.40	125,000	0.30	0.40
0.52	20,000	0.23	0.52	0.40	125,000	0.43	0.40
0.55	50,000	0.40	0.55	$ 0.50	2,550,000	3.54	$ 0.50
0.59	30,000	0.65	0.59		3,750,000
0.70	50,000	1.45	0.70
0.58	50,000	2.83	0.58
$ 0.67	130,000	3.61	$ 0.67
	1,150,000

NOTE K – INCOME TAXES

The income tax benefit differs from the amount computed by applying the U.S. federal income tax rate to loss before income taxes and effect of accounting change, for the fiscal years ended June 30, 2003, 2002 and 2001, as shown:

	2003	2002	2001

Tax benefit at the federal statutory rate	$ 2,162,910	$ 1,783,517	$ 1,144,228
State tax	318,075	262,282	168,269
Utilization of net operating loss	-	998,053	-
Increase in valuation allowance	(2,380,466)	(2,103,992)	(1,354,345)
Other	(100,519)	58,193	41,848
Tax benefit	$ -	$ 998,053	$ -

The components of the deferred tax asset and deferred tax liability at June 30, 2003 and 2002 are as follows:

	2003	2002
Deferred tax asset:
Federal net operating loss carryforwards	$ 6,600,000	$ 4,294,134
State net operating loss carryforwards	1,343,534	1,025,459
Foreign mineral properties	-	1,917,960
Inventories	1,490,369	-
Executive severance	291,820	392,340
Other	39,503	102,708
Valuation allowance	(8,932,726)	(6,838,746)
Net deferred tax asset	832,500	893,855
Deferred tax liability:
Mineral properties, plant and equipment	(832,500)	(893,855)
	$ -	$ -

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – INCOME TAXES, (continued)

At June 30, 2003, the Company had net operating loss carryforwards for Arizona income tax purposes of approximately $21.7 million (2002 - $20.4 million).  These losses expire in the amount of $2.3 million on June 30, 2004, $4.9 million on June 30, 2005, $4.3 million on June 30, 2006, $3.9 million on June 30, 2007, and $6.3 million on June 30, 2008.

At June 30, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $18.9 million (2002 - $12.6 million).  These losses expire between June 30, 2019 and June 30, 2022.

Due to the passage of the 2002 Tax Payer Relief and Economic Stimulation Act in early 2002, the Company was able to carryback the 2001 federal net operating loss to the taxable year ended June 30, 1996, resulting in a federal income tax refund of $998,053 for 2002.

NOTE L – CONTINGENCIES AND COMMITMENTS

Termination of Management Agreements

In October 2000, the Company notified Mr. Alan Lindsay and Mr. Anthony Harvey of its intention not to renew the contracts with each of their personal management companies pursuant to which the Company employed Mr. Lindsay as Chief Executive Officer and President and Mr. Harvey as Executive Vice President and Secretary.  These contracts were scheduled to expire in February 2001.  Mr. Lindsay ceased serving as an officer in October 2000 and resigned as director of the Company in November 2000.  Mr. Harvey ceased serving as an officer in October 2000 and as a director of the Company in May 2001.  Messrs. Lindsay and Harvey each demanded payment of termination fees of $297,675 each, pursuant to their personal management company contracts.  In July 2002, the Company entered into a settlement with Messrs. Lindsay and Harvey recorded in fiscal 2002 at a value of $1,030,900.  The Company agreed to pay each former director the sum of $350,000.  The amount was to be paid in an initial payment of $20,000 each, due upon the signing of the agreement, and in monthly payments of $10,000 thereafter, with the entire balance due within 24 months of the date of the agreement.  In addition, the Company agreed to pay $24,898 representing one half of the legal fees incurred by the former directors.  The Company paid $184,906 through March 31, 2003.  In July 2002, under the terms of the settlement agreement, Azco issued Messrs. Harvey and Lindsay each 150,000 share of unrestricted common stock in Azco Mining, Inc, in conjunction with the filing of a Form S-8 registration statement.  The stock was valued at $1.02 per share for a total of $306,000.

In April 2003, due to the Company’s default status under the settlement agreement, Messrs Harvey and Lindsay filed for and were granted a writ of garnishment against the Company, whereby the court seized $85,908 of Company funds.  In June 2003, the Company entered into a second settlement agreement with the former directors whereby the Company was fully released under the terms of the first settlement agreement for cash payments totaling $102,257, the issuance of 600,000 shares of the Company’s common stock to each of the former executives and the assignment of all the Company’s future rights under the sale of its interest in Cobre del Mayo.  The cash payments consisted of $95,000 being directly paid to the former executives and $7,257 for the reimbursement of legal and court costs.

iCapital Corporation

On June 25, 2002 , Azco received a demand for arbitration filed by iCapital Corporation seeking $144,000 in relief due to failure to pay under a June 26, 2001 Financial Consulting Agreement.  In September 2003 , t he American Arbitration Association awarded iCapital Corporation $144,000 and $5,000 in attorney’s fees as full settlement of the claims submitted for arbitration.  Under the terms of the award the Company had 30 days to remit the amount of the award after which interest accrues at 5% per annum.  The Company has not paid the amount awarded and recorded a current liability of $149,000 in fiscal 2003 reflected in  “Accounts payable and accrued liabilities” on its Consolidated Balance Sheets.  The Company has been in communication with iCapital Corporation and plans to settle once adequate financing has been raised.

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE L – CONTINGENCIES AND COMMITMENTS, (continued)

Eagle River International Ltd. Litigation

On January 22, 1999, the trustee (Petitioner in bankruptcy proceedings against Eagle River International, Ltd. (Eagle River) served a petition, in the Quebec Superior Court, District of Hull, Canada, upon the Company in order to recuperate certain subsidiary stock and other assets from the Company.  The jurisdiction of the courts of Quebec is being currently contested before the Supreme Court of Canada.  It is the understanding of the Company and its Canadian legal counsel that the Petitioner alleges that, through the Company’s involvement with Eagle River in the Mali Project, the Company is guilty of contractual breaches in excess of $4,300,000.  In management’s opinion, based on information to date, this claim is unfounded and management intends to vigorously defend its position.

Employment Agreements

The Company has entered into employment and change of control agreements with its President and Chief Executive Officer.  The employment agreement describes among other things the officer’s duties, compensation levels and benefits.  The term of the agreement is from October 16, 2003 through and including October 15, 2006, and then automatically extends through October 15, 2008 and thereafter year to year unless terminated on 90 days prior notice.  The change of control agreement provides that if there is a change of control of the Company and the officer leaves the employment of the Company, for whatever reason (other than discharge for cause, death, or disability) within six months after such change of control, the officer shall receive a lump sum cash payment pursuant to certain limitations of the Internal Revenue Code.  In addition, the officer will continue to be covered by the Company’s medical, health, life and dental plans for 24 months after such cessation of employment.

The Company has entered into a change of control agreement with its Chairman.  The agreement provides for a lump sum cash payment in the amount not to exceed $100,000 in the event of change in control and resignation from the Board.

Operating Lease Commitments

The Company is obligated under the long-term operating lease for its former executive office space in Vancouver, British Columbia.  Effective March 2003, Azco was released from lease obligations on this office space in exchange for commitments to pay a total of CDN$51,750 on September 1, 2003 to the landlord and sub-lessor.  The Company was unable to make the payment as scheduled and is currently in default under the agreements.

Rental expenses for the Company’s Vancouver office space, net of sublease income, for the years ended June 30, 2003, 2002 and 2001 were $38,438, $34,892 and $78,697, respectively.

Mineral Properties

Although the Company has taken steps, consistent with usual industry standards, to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

NOTE M – SUPPLEMENTAL CASH FLOW INFORMATION

During the fiscal year ended June 30, 2003, the Company had the following non-cash transactions:

-

Issuance of 430,000 shares for consulting services, valued at $430,000.

-

Issuance of 300,000 shares for prior director’s settlement, valued at $306,000.

-

Issuance of 10,000 shares for legal fees, valued at $10,200.

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE M – SUPPLEMENTAL CASH FLOW INFORMATION, (continued)

During the fiscal year ended June 30, 2002 the Company had the following non-cash transactions:

-

Issuance of $100,000 of common stock as a form of payment on an outstanding note payable.

-

Accrual of $267,750 of common stock as consideration for services rendered.

During the fiscal year ended June 30, 2003 and 2002, the Company paid interest on notes payable and financing lease of $607,000 and $316,478, respectively.

NOTE N – OTHER INCOME

Gain on the sale of mineral properties and equipment in fiscal 2003 consisted of $250,000 received in connection with the sale of the Company’s interest in the Piedras Verde project and $65,000 for the disposal of mobile equipment.

NOTE O – SUBSEQUENT EVENTS

New Planet

On August 12, 2003 the Company assigned, for the sum of $5,000, its right, title and interest in and to its lease with New Planet Copper Mining Company to Metallica Ventures, LLC, a corporation controlled by Mr. W. Pierce Carson, the Company’s current President and Chief Executive Officer.  The Company retained an option to purchase 25% of the New Planet lease for an amount equal to 25% of the expenditures on the property from the date of assignment through the date of the exercise of the option.